Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change July 31, 2008
Item 3	News Release The news release dated July 31, 2008 was disseminated through Marketwire’s Canadian Timely Investment Network.
Item 4
Summary of Material Change

Canplats Resources Corporation announced the results of 12 reverse circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated July 31, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 31st day of July, 2008.

July 31, 2008	TSX Venture Symbol: CPQ

REPRESA ZONE MINERALIZATION EXTENDED AND REMAINS OPEN

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of 12 reverse circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Significant results include:

•
Further confirmation and expansion of near-surface mineralization in the northeast part of the Represa Zone.  Drill holes CR-90 through to CR-92 intersected broad intervals up to 246 meters averaging 0.96 grams gold per tonne, 13.71 grams silver per tonne, 0.32% lead and 0.42% zinc in CR-91, while drill hole CR-89 extended the Represa Zone mineralization a further 100 meters to the east of previous drilling.

•
Additional strong sulphide mineralization in drill holes CR-83 and CR-84 in the southwestern part of the Represa Zone.  Drill hole CR-83 intersected 206 meters averaging 1.34 grams gold per tonne, 7.65 grams silver per tonne, 0.11% lead and 0.23% zinc, including 62 meters averaging 3.10 grams gold per tonne, 11.38 grams silver per tonne, 0.16% lead and 0.40% zinc.

Reverse circulation drill results are summarized in the following table:

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-82(i)	12	300	288	0.52	11.33	0.17	0.47
incl.	190	274	84	1.09	13.17	0.14	0.67
CR-83(i.)	194	400	206	1.34	7.65	0.11	0.23
incl.	274	336	62	3.10	11.38	0.16	0.40
CR-84	168	364	196	1.00	14.53	0.22	0.42
CR-85	0	260	260	0.44	12.44	0.26	0.39

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-86	6	210	204	0.83	15.61	0.25	0.56
CR-87	90	198	108	0.45	8.46	0.20	0.18
CR-88	200	290	90	0.39	10.08	0.18	0.45
CR-89(i)	64	300	236	0.76	12.11	0.27	0.30
CR-90	4	300	296	0.81	17.40	0.32	0.45
incl.	66	136	70	1.27	26.41	0.40	0.35
CR-91	18	264	246	0.96	13.71	0.32	0.42
CR-92	52	256	204	0.91	17.15	0.32	0.41
incl.	106	182	76	1.58	31.29	0.55	0.63
(i)	Hole ended in mineralization
(ii)	True width to be determined
Maps of the drill program on the Camino Rojo property will be available at the Canplats web site, www.canplats.com.  Drill holes CR-81, 84, 85, 86, 87, 91 and 92 were drilled at -60 degrees to the north; CR-83 at -60 degrees to the south; CR-82 and 88 at -50 degrees to the west; CR-89 at -50 degrees to the east; and CR-90 at -50 degrees to the north.  Drill hole CR-81 returned no significant values.

Assay results have now been released for all 92 reverse circulation drill holes at the Camino Rojo project.  The Company has completed its 22 hole phase one diamond drilling program at the Represa-Don Julio Zones, and further assay results will be announced when they are received and compiled.  All reverse circulation and diamond drill hole assay data for the Represa Zone will be incorporated into an initial independent resource estimate, which is expected to be completed this fall.  Mineralization at the Represa Zone remains open to the east, west and to depth.  The Company is currently compiling and interpreting all geological and assay data from more than 38,000 meters of drilling that has been completed in the Represa-Don Julio areas since the first hole was collared in late October, 2007.

Four large-diameter metallurgical core holes have also been drilled in the Represa Zone and a program of metallurgical testwork has been initiated.  Preliminary test results are expected by year-end.

The Company is continuing with its reconnaissance-style exploration program on priority targets within the 340,000 hectare (greater than 1,300 square mile) Camino Rojo project.  This program includes tensor IP geophysical surveys to the southwest and southeast of the Represa-Don Julio Zones.  An initial two-hole diamond drill test of geophysical targets is now underway.

The Company has initiated negotiations to purchase surface rights in the vicinity of the Represa-Don Julio areas.  The Camino Rojo property is 100% owned by Canplats and located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Guadalajara, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.